Mire & Associates Inc.
Petroleum Consultants

P.O. Box 1218
Katy, TX 77492-1218
Tel: 713-882-9598
www.mireandassociates.com

February 24, 2011

Jurasin Oil & Gas, Inc.
9700 Richmond Ave, Suite 124
Houston, Texas 77042-4821

ATTN: Mr. John Jurasin

SUBJECT: EUGENE ISLAND 18, OFFSHORE LOUISIANA
CORAL PROSPECT RESERVES

Mr. Jurasin,

I have prepared an estimate of the reserves, future production and income attributable to the subject prospect, as of January 1, 2011. At your request cash flows were generated for the Jurasin Oil & Gas ("Jurasin") proved undeveloped reserves interest using the 2010 Benchmark Oil and Gas Prices (Average of the previous 12 months' first-day-of-the-month prices) in accordance with the new SEC pricing guidelines. (Natural gas -- $4.38 / MMBTU and Crude Oil -- $79.43 / barrel). The reserves in this report are based on the definitions contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a). An excerpt from these Regulations is attached to this report.

The results of my study for the proved undeveloped reserves on a net basis are as follows:

Net Undeveloped Reserves	Total
Natural Gas - MMCF	4,789.50
Crude Oil - Mbbl	135.18
Income Data ($M)	
Future Net Revenue	31,033.40
Production Taxes	2,102.27
Operating Costs	2,395.97
Capital Costs	4,238.81
Future Net Income	22,296.35
Future Net Income @ PV 10%	12,753.15

Numbers may not add due to rounding. (See attached Economic Summary Projection).

DISCUSSION

The prospect is located offshore Louisiana in the Eugene Island Block 18 Field. Reserve estimates are based on a study by Ralph E. Davis Associates, Inc. Volumetric calculations were the basis for the estimates. Economic projections of reserves were made for the prospect well based on an original completion in the BB Sand with a subsequent recompletion to the AA Sand.

METHOD OF APPRAISAL

The property has been evaluated on the basis of future net cash flow or income. This income will accrue to the appraised interest as the prospect well is produced to its economic limit. This cash flow has been discounted at 10% per year. The future net cash flows that were generated include capital costs, operating expenses and plug and abandon expenses. Operating costs were based on historical data from similar well operations and capital costs were supplied by Jurasin. No provision has been made for any salvage value.

RESERVE DETERMINATION

Reserves were estimated for the prospect by using engineering and geologic methods widely accepted in the industry. For the undeveloped reservoirs reserve estimates were made by volumetric methods or by analogy to wells and reservoirs in the field area.

Titles to the evaluated property have not been examined or independently confirmed. The data used in this evaluation was supplied by Jurasin Oil & Gas or obtained from public sources. All estimates are a function of the quality of the available data.

In my opinion the reserve estimates presented in this report are reasonable and were made with generally accepted engineering and evaluation principles.

Thanks for letting me help with this.

Sincerely,

Kurt Mire

Kurt Mire
Petroleum Engineering Consultant

The following is an excerpt. For the full text please refer to United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a)

(a) Definitions. The following definitions apply to the terms listed below as they are used in this section:

(6) _Developed oil and gas reserves_. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(22) _Proved oil and gas reserves_. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Date : 02/24/2011 3:38:36PM

Partner : All Cases

ECONOMIC SUMMARY PROJECTION

Total

CORAL PROJECT

Custom Selection

Discount Rate : 10.00

As of : 01/01/2011

JURASIN OIL & GAS INTEREST

SEC PRICING ($4.38 GAS & $79.43 OIL)

Est. Cum Oil (Mbbl) : **0.00**

Est. Cum Gas (MMcf) : **0.00**

Est. Cum Water (Mbbl) : **0.00**

Year	Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2011	40.39	1,180.21	19.70	575.57	77.93	4.28	3,998.74	0.00	84.99	286.30	3,451.31	176.13	15.06
2012	57.96	1,811.47	24.67	771.14	77.93	4.28	5,223.19	0.00	148.47	366.80	0.00	4,707.91	4,084.03
2013	37.14	1,273.47	15.81	542.12	77.93	4.28	3,552.51	0.00	148.47	242.94	0.00	3,161.10	6,557.02
2014	23.89	898.16	10.17	382.35	77.93	4.28	2,428.88	0.00	148.47	161.76	0.00	2,118.64	8,057.55
2015	15.36	633.46	6.54	269.66	77.93	4.28	1,663.75	0.00	148.47	107.92	0.00	1,407.36	8,959.97
2016	9.90	447.79	4.21	190.62	77.93	4.28	1,144.29	0.00	148.47	72.32	0.00	923.51	9,496.06
2017	6.34	314.80	2.70	134.01	77.93	4.28	784.05	0.00	148.47	48.29	0.00	587.28	9,804.71
2018	4.08	222.02	1.74	94.51	77.93	4.28	539.88	0.00	148.47	32.42	0.00	358.99	9,975.58
2019	2.62	156.59	1.12	66.66	77.93	4.28	372.35	0.00	148.47	21.81	0.00	202.06	10,062.73
2020	1.69	110.69	0.72	47.12	77.93	4.28	257.78	0.00	148.47	14.74	0.00	94.57	10,099.73
2021	9.18	303.49	3.91	129.20	77.93	4.28	857.34	0.00	136.16	59.24	84.38	577.58	10,294.01
2022	57.14	1,786.64	24.33	760.57	77.93	4.28	5,151.02	0.00	148.50	361.70	0.00	4,640.81	11,779.44
2023	25.83	954.87	10.99	406.49	77.93	4.28	2,596.53	0.00	148.50	173.76	0.00	2,274.27	12,438.51
2024	11.69	511.34	4.98	217.68	77.93	4.28	1,319.54	0.00	148.50	84.18	0.00	1,086.86	12,723.71
2025	5.26	272.28	2.24	115.91	77.93	4.28	670.70	0.00	148.50	40.83	0.00	481.36	12,838.13
Rem.	3.17	201.74	1.35	85.88	77.93	4.28	472.86	0.00	244.56	27.25	703.13	-502.07	-84.98
Total **16.7**	**311.65**	**11,079.02**	**135.18**	**4,789.50**	**77.93**	**4.28**	**31,033.40**	**0.00**	**2,395.97**	**2,102.27**	**4,238.81**	**22,296.35**	**12,753.15**
Ult.	**311.65**	**11,079.02**											

Eco. Indicators

Return on Investment (disc) :	4.631
Return on Investment (undisc) :	6.260
Years to Payout :	1.11
Internal Rate of Return (%) :	133.64

Present Worth Profile (M$)

PW 5.00% :	**16,503.19**	**PW 20.00% :**	**8,421.73**
PW 8.00% :	**14,071.09**	**PW 30.00% :**	**6,057.25**
PW 10.00% :	**12,753.15**	**PW 40.00% :**	**4,546.63**
PW 12.00% :	**11,625.79**	**PW 50.00% :**	**3,474.63**
PW 15.00% :	**10,217.93**	**PW 60.00% :**	**2,665.20**